As filed with the Securities and Exchange Commission on October 6, 2009

Securities Act File No. 333-138072
Investment Company Act File No. 811-21964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934)

(Amendment No. 1)

Rochdale Core Alternative Strategies Fund TEI LLC
(Name of Issuer)

Rochdale Core Alternative Strategies Fund TEI LLC
 (Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01
(Title of Class of Securities)

Kurt Hawkesworth, Esq.
Senior Executive Vice President and General Counsel
Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022 6837
(212) 702-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________

Copies to:
Robert S. Schneider, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, New York 10176

CALCULATION OF FILING FEE

Transaction Valuation: $0 *	Amount of Filing Fee: $0 **

*	Calculated as the aggregate maximum value of Interests being purchased.

**	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $195.30
Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 333-138072
Filing Party: Rochdale Core Alternative Strategies Fund TEI LLC
Date Filed: August 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 24, 2009 (the “Schedule TO”) by Rochdale Core Alternative Strategies Fund TEI LLC (the “Fund”), relating to the offer by the Fund to purchase an amount of units of limited liability company interests of the Fund (the “Units”) from the members of the Fund (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase dated August 24, 2009, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).  The Fund offered to purchase up to $3,500,000 of Units or portions thereof properly tendered by Members at a price equal to the net asset value of Units as of September 30, 2009 (the “Valuation Date”).  This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended.  Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (ii), respectively.

The Offer terminated at 5:00 p.m., Eastern time, on September 22, 2009.  Pursuant to the Offer, Units with a net asset value of $671,015 as determined as of the Valuation Date were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rochdale Core Alternative Strategies Fund TEI LLC

By: /s/ Carl Acebes **
Carl Acebes
Chairman

October 6, 2009

**By: /s/ Kurt Hawkesworth
Kurt Hawkesworth
As attorney-in-fact
__________________
**           Pursuant to power of attorney dated February 1, 2007, and included as an exhibit to the Registration Statement on Form N-2, as amended, of Rochdale Core Alternative Strategies Fund LLC (1933 Act File No. 333-138071 and 1940 Act File No. 811-21965).